(Translation)

File No 82-34816

May 22, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Judgment on Action (in Favor of Sammy)

Notice is hereby given that with regard to the action for infringement of patents filed by Aruze Corp. ("Aruze") against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC., the Tokyo District Court rendered a judgment, as described below:

Description

1. Background of the action upon which the judgment was rendered:

Aruze, the plaintiff, filed an action against Sammy for the payment of ¥21,000,000,000 in damages as of December 27, 2005, alleging that Sammy's drum-rotating game machines (or pachislot machines) "*Hokuto-no-Ken*" had infringed two of its patent rights (No. 3069092 and No. 3708056).

2. Date of judgment:

May 22, 2007

3. Content of the judgment:

(1) The plaintiff's claims shall all be dismissed.

(2) The costs of the action shall be borne by the plaintiff.

4. Future prospects

As present, the judgment is not expected to have any effect on the operating results.

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